CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

cwalstrand@networld.com

December 12, 2006

Ms. Johanna V. Losert

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Wren, Inc.

Form SB-2, Amendment 1

Filed on October 17, 2005

File No. 333-122185

Dear Ms. Losert:

Wren, Inc., (the “Company”), has received your comment letter dated November 15, 2005, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Cover Page

1.

Please delete the last sentences of the first paragraph. Please limit the information to that requested in Item 501 of Regulation S-B.

RESPONSE:

We have deleted the requested sentences.

Prospectus Summary, page 4

2.

We note your response to our prior comment 6 and your revised disclosure. Wc reissue the comment, in part. Please revise to also include your revenues and net losses for the most recent audited period and interim stub to provide a snapshot of your company.

RESPONSE:

We have revised our summary accordingly.

Ms. Johanna V. Losert

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2006

Signatures, page 44

3.

Under “in accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated,” please include signatures for the person or persons acting in the capacities of principal executive officer, principal financial officer and controller and principal accounting officer, as well as at least the majority of the board of directors.   Refer to Form SB-2, Signatures and Instructions 1 and 2 to Signatures.

RESPONSE:

We have revised the signature page to identify the requested officers.  Since we only have one director, there is only one director signature provided.

Legality opinion, exhibit 23.1

4.

For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. It appears that your legality opinion does not currently provide an opinion on the legality of securities under the laws of the state in which Wren, Inc. is incorporated. Please revise your legality opinion as necessary.

RESPONSE:

We have included a revised legal opinion to address the legality of the securities under the laws of the state of Nevada.

Additional Information, page 22

5.

Please revise the address for the public reference facility where investors may examine your filing to 100 F Street, NL Room 1580, Washington, DC 20549.

RESPONSE:

We have revised accordingly.

Other

6.

In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 3 10(g) of Regulation S-B.

RESPONSE:

We have updated our financial information to include fiscal year end audited financials statements and interim financial statements to September 30, 2006.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law